UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

Navios Maritime Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

Y62197119

(CUSIP Number)

Vasiliki Papaefthymiou, Esq.

N Shipmanagement Acquisition Corp.

85 Akti Miaouli Street, Piraeus, Greece 185 38

+302104595000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y62197119

1	NAMES OF REPORTING PERSONS Angeliki Frangou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,045,509 (includes shares beneficially owned by Raymar Investments S.A., Amadeus Maritime S.A. and N Shipmanagement Acquisition Corp.) (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 35,045,509 (includes shares beneficially owned by Raymar Investments S.A., Amadeus Maritime S.A. and N Shipmanagement Acquisition Corp.) (1)
	10	SHARED DISPOSITIVE POWER 0

11

  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,045,509 (includes shares beneficially owned by Raymar Investments S.A., Amadeus Maritime S.A. and N Shipmanagement Acquisition Corp.) (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.7% (2)
14	TYPE OF REPORTING PERSON IN

(1)

Includes vested options to purchase 250,000 shares of Common Stock, par value $0.0001 per share (“Common Stock”), of Navios Maritime Holdings Inc. (the “Issuer”) held by Ms. Frangou and 31,090,173 shares of Common Stock issuable as of September 12, 2023 upon conversion of a Convertible Debenture described herein which shares of Common Stock are (although not yet issued) deemed outstanding and included pursuant to Rule 13d-3(d)(1)(i) under the Act. Under the terms of the Convertible Debenture, the number of shares of Common Stock issuable upon conversion thereof will increase to the extent that amounts outstanding under the Convertible Debenture increase.

(2)

Based on 54,166,623 shares of Common Stock, reflecting 22,826,450 shares of Common Stock issued and outstanding as of September 12, 2023, based on information provided by the Issuer, plus the 31,340,173 shares of Common Stock in the aggregate underlying vested options and the Convertible Debenture described herein as of September 12, 2023 which shares of Common Stock are (although not yet issued) deemed outstanding and included pursuant to Rule 13d-3(d)(1)(i) under the Act.

Page 2 of 7 Pages

CUSIP No. Y62197119

1	NAMES OF REPORTING PERSONS Amadeus Maritime S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Panama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,272,793
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,272,793
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,272,793
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6% (1)
14	TYPE OF REPORTING PERSON CO

(1)	Based on 22,826,450 shares of Common Stock issued and outstanding as of September 12, 2023, based on information provided by the Issuer.

Page 3 of 7 Pages

CUSIP No. Y62197119

1	NAMES OF REPORTING PERSONS Raymar Investments S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Panama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,374,219
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,374,219
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,374,219
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0% (1)
14	TYPE OF REPORTING PERSON CO

(1)	Based on 22,826,450 shares of Common Stock issued and outstanding as of September 12, 2023, based on information provided by the Issuer.

Page 4 of 7 Pages

CUSIP No. Y62197119

1	NAMES OF REPORTING PERSONS N Shipmanagement Acquisition Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,090,173 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 31,090,173 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,090,173 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.7% (2)
14	TYPE OF REPORTING PERSON CO

(1)

Represents 31,090,173 shares of Common Stock issuable, as of September 12, 2023, upon conversion of a Convertible Debenture described herein which shares of Common Stock are (although not yet issued) deemed outstanding and included pursuant to Rule 13d-3(d)(1)(i) under the Act. Under the terms of the Convertible Debenture, the number of shares of Common Stock issuable upon conversion thereof will increase to the extent that amounts outstanding under the Convertible Debenture increase.

(2)

Based on 53,916,623 shares of Common Stock, reflecting 22,826,450 shares of Common Stock issued and outstanding as of September 12, 2023, based on information provided by the Issuer, plus the 31,090,173 shares of Common Stock underlying the Convertible Debenture described herein as of September 12, 2023 which shares of Common Stock are (although not yet issued) deemed outstanding and included pursuant to Rule 13d-3(d)(1)(i) under the Act.

Page 5 of 7 Pages

Explanatory Note

Except as specifically amended and supplemented by this Amendment No. 18 (this “Amendment No. 18”), and by Amendment No. 1 filed on February 2, 2005, Amendment No. 2 filed on May 27, 2005, Amendment No. 3 filed on July 29, 2005, Amendment No. 4 filed on February 16, 2006, Amendment No. 5 filed on May 18, 2007, Amendment No. 6 filed on June 5, 2007, Amendment No. 7 filed on October 28, 2010, Amendment No. 8 filed on April 29, 2014, Amendment No. 9 filed on May 15, 2015, Amendment No. 10 filed on April 12, 2007, Amendment No. 11 filed on April 13, 2018, Amendment No. 12 filed on September 9, 2019, Amendment No. 13 filed on January 10, 2022, Amendment No. 14 filed on April 7, 2022, Amendment No. 15 filed on July 8, 2022, Amendment No. 16 filed on August 5, 2022 and Amendment No. 17 filed on September 13, 2022, all other disclosure contained in the Schedule 13D filed by the Reporting Persons on December 16, 2004 (the “Original Schedule 13D”) remain in full force and effect. The Original Schedule 13D together with each of the Amendments thereto is referred to herein as the “Schedule 13D.” Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

On September 13, 2023, N Shipmanagement Acquisition Corp. (the “Offeror”) delivered a non-binding letter (the “Proposal Letter”) to the board of directors of the Issuer proposing a transaction whereby the Issuer would be merged with an affiliate of the Offeror, which would result in all of the outstanding shares of Common Stock of the Issuer not beneficially owned by the Reporting Persons being converted into the right to receive $1.84 in cash per share.

As described in the Proposal Letter, the Offeror expects that the Issuer will appoint a special committee of independent directors to consider its proposal and make a recommendation to the Issuer’s board of directors. The Offeror will not move forward with the transaction unless it is approved by such a special committee.

No assurances can be given that a transaction will be consummated. The Proposal Letter provides that no legally binding obligation with respect to a transaction will exist unless and until mutually acceptable definitive documentation has been executed and delivered with respect thereto.

The Reporting Persons do not intend to update the Schedule 13D by making further disclosure regarding the subject matter of the Proposal Letter until a definitive agreement has been reached, or unless disclosure is otherwise required under applicable securities laws.

The foregoing description of the Proposal Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Proposal Letter, a copy of which is attached hereto as Exhibit 99.5, and which is incorporated herein by reference.

Item 5. Interest in Securities of Issuer.

(a) Ms. Frangou beneficially owns and has the sole voting power and/or dispositive power over an aggregate of 35,045,509 shares of Common Stock, such shares representing approximately 64.7% of the issued and outstanding shares of Common Stock of the Issuer based on 22,826,450 shares of Common Stock issued and outstanding as of September 12, 2023, based on information provided by the Issuer, plus the 31,340,173 shares of Common Stock in the aggregate underlying vested options and the Convertible Debenture described herein which shares of Common Stock are (although not yet issued) deemed outstanding and included pursuant to Rule 13d-3(d)(1)(i) under the Act. The number of shares beneficially owned by Ms. Frangou includes vested options to purchase 250,000 shares of Common Stock held by Ms. Frangou, as well as 1,272,793 shares of Common Stock owned indirectly through Amadeus Maritime S.A., 1,374,219 shares of Common Stock owned indirectly through Raymar Investments S.A., and the 31,090,173 shares of Common Stock that are (although not yet issued) issuable upon conversion of a Convertible Debenture described herein as of September 12, 2023 owned indirectly through N Shipmanagement Acquisition Corp.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented to include the following:

Exhibit Number	Description

99.5	Proposal Letter, dated September 13, 2023, from N Shipmanagement Acquisition Corp. to the Board of Directors of the Issuer.

Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2023

/s/ Angeliki Frangou Angeliki Frangou

Amadeus Maritime S.A.

By:	/s/ Brigido Navarro
Name: Brigido Navarro
Title: President

Raymar Investments S.A.

By:	/s/ Victor Alvarado
Name: Victor Alvarado
Title: President

N Shipmanagement Acquisition Corp.

By:	/s/ Brigido Navarro
Name: Brigido Navarro
Title: President

Page 7 of 7 Pages